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                                                                    EXHIBIT 4.10

                       ALTA CALIFORNIA PARTNERS III, L.P.
            MANAGEMENT RIGHTS, INVESTMENTS IN CERTAIN COUNTRIES, and
                                 INDEMNIFICATION

                                MANAGEMENT RIGHTS

This agreement will confirm that pursuant to, and effective upon, the purchase of shares of stock of Occam Networks, Inc. (the "Company") by Alta California Partners III, L.P. (the "Investor"). Investor will be entitled to the following contractual management rights:

     1) Investor shall be entitled to consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management will meet with Investor regularly during each year at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans; and

     2) Investor may examine the books and records of the Company and inspect its facilities, and will receive upon request information at reasonable times and intervals concerning the general status of the Company's financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

The aforementioned rights are intended to satisfy the requirement of management rights for purposes of qualifying Investor's ownership of stock in the Company as a "venture capital investment" for purposes of the Department of Labor "plan asset" regulations, 29 C.F.R. Section2510.3-101, and in the event the aforementioned rights are not satisfactory for such purpose, the Company and Investor shall reasonably cooperate in good faith to agree upon mutually satisfactory management rights that satisfy such regulations.

Investor agrees, and any representative of Investor will agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights under this agreement.

The rights described herein are nonassignable and shall terminate and be of no further force or effect upon the date upon which Investor ceases to hold any shares of the Company's stock. The confidentiality provisions hereof will survive any such termination.

                INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES

The Company hereby represents that it has not participated and is not participating in, an anti-Israeli boycott within the scope of chapter 7 of Part 2 of Division 4 of Title 2 of the California Government Code as in effect from time to time.

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Alta California Partners III, L.P.
Management Rights Agreement
Page 2

                                 INDEMNIFICATION

The Company will use its reasonable efforts to limit the liability, to the fullest extent permissible under the governing law of its state of incorporation, of any director affiliated with Alta California Partners III, L.P., and each of his or her affiliated parties.

Accepted and agreed this 8th day of March, 2004

                                        OCCAM NETWORKS, INC.
                                        a Delaware corporation


                                        By: /s/ Robert L. Howard-Anderson
                                            ------------------------------------
                                            Robert L. Howard-Anderson
                                            President and Chief Executive
                                            Officer